

September 28, 2010

Sherri A. Brillon
Executive Vice-President & Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

      Re: Encana Corporation
            Form 40-F for the Fiscal Year Ended December 31, 2009
            Filed February 18, 2010

Dear Ms. Brillon:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F

Reserve Quantities and Other Oil and Gas Information, page 17

1.   Clarify what is meant by the term "evaluate" as used here and elsewhere in your filing. It is not clear if the work of the IQREs constitutes an estimate, audit, or process review.

Proved Undeveloped Reserves, page 20

2.   We note that your PUDs increased by 37% in 2009. Provide the disclosure required by Item 1203(b) of Regulation S-K.

Delivery Commitments, page 33

3.   Clarify which line item you are incorporating from "Contractual Obligations and Contingencies." We assume that it is the "Other Long-Term Commitments."

Appendix B

4.   We refer you to Item 1202(a)(8) of Regulation S-K. Please provide us with an annotated version of the report indicating for us how this report complies with that Item.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Parker Morrill at (202) 551-3696, or, in his absence, me at (202) 551-3740 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director